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                               June 23, 2021

       Joseph Massaro
       Chief Financial Officer
       Aptiv PLC
       5 Hanover Quay
       Grand Canal Dock
       Dublin, D02 VY79, Ireland

                                                        Re: Aptiv PLC
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 8,
2021
                                                            Form 8-K Filed May
6, 2021
                                                            File No. 001-35346

       Dear Mr. Massaro:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed May 6, 2021

       Reconciliation of Non-GAAP Measures
       Adjusted EBITDA, page 13

   1. We note your presentation of the non-GAAP financial measure "EBITDA" which adjusts for Equity loss
(income), net of tax. By definition, EBITDA should only reflect adjustments for
interest, taxes, depreciation, and amortization. In future periodic filings to include your earnings
releases, please revise to remove this adjustment from your
                                                        calculation of EBITDA;
note that such adjustment may be considered in your calculation of Adjusted EBITDA.
Refer to Question 103.01 of the Division   s Non-GAAP Financial
                                                        Measures Compliance &
Disclosure Interpretations.
 Joseph Massaro
Aptiv PLC
June 23, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at (202) 551-3346 or Mark Rakip, Branch Chief, at (202)
551-3573 if you have questions regarding comments on the financial statements and related matters or any other questions.



                                                          Sincerely,
FirstName LastNameJoseph Massaro
                                                          Division of
Corporation Finance
Comapany NameAptiv PLC
                                                          Office of
Manufacturing
June 23, 2021 Page 2
cc:       Kate Ramundo
FirstName LastName